SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark one)
                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the calendar year December 31, 1999

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission file number 1-5084


                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
              (Full title of the plan and the address of the plan,
               if different from that of the issuer named below)


                              TASTY BAKING COMPANY
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
               (Name of issuer of the securities held pursuant to
                    the Plan and the address of the principal
                   executive offices of Tasty Baking Company)

                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN
                    ----------------------------------------

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
             -------------------------------------------------------



                                                                         Pages
                                                                         -----


Report of Independent Accountants                                          2


Financial Statements:

      Statements of Net Assets Available for Benefits
           as of December 31, 1999 and December 31, 1998                   3

      Statements of Changes in Net Assets  Available for
           Benefits for the fiscal years ended December 31, 1999,
           December 31, 1998 and December 31, 1997                         4

      Notes to Financial Statements                                      5-10


Supplemental Schedule:

      Assets Held for Investment Purposes at end of year              H, IV, 4i*


      *    Refers to item number in Form 5500 (Annual Return/
           Report of Employee Benefit Plan) for plan year ended
           December 31, 1999.

                        REPORT OF INDEPENDENT ACCOUNTANTS
                        ---------------------------------



To the Thrift Plan Committee of the
Tasty Baking Company Board of Directors:



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tasty Baking Company 401 (k) Thrift Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Philadelphia, PA
June 1, 2000

                    TASTY BAKING COMPANY 401 (k) THRIFT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  As of December 31,
                                               1999               1998
                                           -----------        -----------
Assets:

         Investments                       $27,237,115        $28,534,007

         Receivables:

            Securities Sold                         87             74,827
                                           -----------        -----------

                  Total assets              27,237,202         28,608,834
                                           -----------        -----------

Liabilities:

         Payables:

            Securities purchased                 6,137             15,296
                                           -----------        -----------
                  Total liabilities              6,137             15,296
                                           -----------        -----------

Net assets available for benefits          $27,231,065        $28,593,538
                                           ===========        ===========

                 See accompanying notes to financial statements.

                    TASTY BAKING COMPANY 401 (k) THRIFT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                        For the years ended
                                                                         12/31/99             12/31/98             12/31/97
                                                                       ------------         ------------         ------------
Additions:

      Additions to net assets attributed to:

          Investment Income:

               Net appreciation(depreciation) in
                fair value of investments (see Note 4)                 $ (4,008,517)        $ (1,531,825)        $  5,437,959

               Cash dividends                                             2,717,694            1,133,478            1,399,915

               Interest                                                     112,311              113,076              107,607
                                                                       ------------         ------------         ------------
                                                                         (1,178,512)            (285,271)           6,945,481
                                                                       ------------         ------------         ------------

          Contributions:

               Participant                                                1,684,156            1,704,644            1,683,594

               Employer                                                     340,312              363,287              355,206
                                                                       ------------         ------------         ------------
                                                                          2,024,468            2,067,931            2,038,800
                                                                       ------------         ------------         ------------

                                               Total additions              845,956            1,782,660            8,984,281
                                                                       ------------         ------------         ------------

Deductions:

      Deductions from net assets attributed to:

               Benefits paid to participants                              2,208,429            1,903,426            1,854,710
                                                                       ------------         ------------         ------------

                                              Total deductions            2,208,429            1,903,426            1,854,710
                                                                       ------------         ------------         ------------

                                         Net increase(decrease)          (1,362,473)            (120,766)           7,129,571

          Net assets available for benefits:

               Beginning of year                                         28,593,538           28,714,304           21,584,733
                                                                       ------------         ------------         ------------

               End of year                                             $ 27,231,065         $ 28,593,538         $ 28,714,304
                                                                       ============         ============         ============

                 See accompanying notes to financial statements.

                    TASTY BAKING COMPANY 401 (K) THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.   Description of Plan:
     -------------------

     General:
     The Tasty Baking Company 401(k) Thrift Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974(ERISA).

     For allocations, benefits and vesting provisions as well as any other questions, Plan participants should refer to the Plan document.

     While Tasty Baking Company (TBC) has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA. In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

     Contributions:
     Under the Plan, employee contributions may be made in an amount up to 15% of an employee's annual base salary. The Company's contribution (employer portion) is equal to an amount not to exceed the lesser of $450 or 100% of the contributions made by each employee. Employee contributions are made through payroll deductions as authorized by the employees.The Company's contributions are invested in TBC common stock while participants may choose from a selection of mutual fund options offered by Dreyfus Service Corporation, a trustee for the Plan, for their contributions. The investment in PrimeSource common stock resulted from a tax free dividend of two (2) shares of Phillips & Jacobs, Incorporated (P&J) common stock for every three (3) shares of TBC common stock when TBC spun off its wholly-owned subsidiary P&J. P&J later merged with Momentum Corporation to form PrimeSource Corporation.

     Effective July 1, 1999, the company amended the investment alternatives available to participants to provide alternatives that cover all major sectors of the market. As amended, these investment alternatives include:
     Capital Preservation Fund, Dreyfus 100% U.S. Treasury Intermediate Term Fund, Dreyfus Disciplined Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Emerging Leaders Fund, Dreyfus S&P 500 Basic Index Fund, Dreyfus
     Premier Midcap Fund and the Dreyfus International Value Fund. The Segregated Stock Fund is used to clear trades of Tasty Baking Company and PrimeSource Corporation common stock and is not an investment alternative. Participants may change the investment mix of their ongoing and/or existing invested account balances daily. They may sell any shares of Tasty Baking Company or PrimeSource Corporation stock in their employee account, resulting from a participant elected fund option prior to 1995, and invest the proceeds in any of the other investment funds offered. In addition, participants may sell shares of PrimeSource Corporation stock invested in their employer account and then purchase Tasty Baking Company shares with the proceeds.

1.   Description of Plan cont'd.:
     ---------------------------

     Withdrawals:
     Participants who terminate from the Plan can elect to have distributed to them the full value in their respective accounts which include their contributions and 100% of the employer contributions made on their behalf.

     Active participants may withdraw their monies saved up through 1987 once each quarter without cause. All monies saved may be withdrawn (pre-1987 funds first) at any time but only for a hardship withdrawal as defined by IRS regulations. Once an active participant has been a Plan participant for five years, company contributions can be withdrawn on any Plan year-end date. Receipt of monies by an active participant in this regard causes no interruption to contributions and company matching contributions are not penalized.

     Participant Loans:
     The Plan allows participants to obtain loans at a minimum amount of $500. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the administrator. The rates at December 31, 1999 and 1998 were 10.00% and 8.75%, respectively. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance.

2.   Summary of Significant Accounting Policies:
     ------------------------------------------

     Accounting Period:
     ------------------

     The Plan operates under a 52 week calendar year.

     Investment Valuation and Income Recognition:
     --------------------------------------------

     Investments are stated at fair value. The value of common stock of Tasty Baking Company and PrimeSource Corporation is determined based upon the bid price of the stock on the NYSE and NASDAQ exchanges, respectively, on the last day of trading of the Plan year.

     The investment in Mutual Funds is represented by unit shares which are valued at each respective fund's net asset value as publicly reported by the fund's respective investment department. The Capital Preservation Fund, a money market fund, is reported at fair value, which is equivalent to cost.

     Purchases and sales of investments in Tasty Baking Company common stock, PrimeSource Corporation common stock, the Capital Preservation Fund and the Dreyfus Mutual Funds are reflected on a trade-date basis. Gains and losses realized are based principally on specific identification. Plan investments are sold to satisfy participant withdrawal requests and, therefore, resultant gains or losses are recorded as withdrawals are made.

     Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

2.   Summary of Significant Accounting Policies cont'd.:
     --------------------------------------------------

     Investment Valuation and Income Recognition cont'd.:
     ----------------------------------------------------

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Payment of Benefits:
     --------------------

     Benefits are recorded when paid.

     Use of Estimates:
     -----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties:
     ------------------------

     The Plan provides for various investment options including a money market fund, Tasty Baking Company and PrimeSource common stock, and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.


3.   Related Party Transactions:
     ---------------------------

     Tasty Baking Company is the sponsor of the Plan and pays all administrative expenses and fees on behalf of the participants excluding fees for participant loans. For the years ended December 31, 1999, 1998 and 1997, fees and expenses totaling $32,964, $31,815 and $36,235, respectively, were paid to Dreyfus Service Corporation and Dreyfus Trust Company, the Plan's administrator and trustee, respectively, on behalf of the Plan's participants.

4.   Investments:
     -----------

     The following table represents investments of 5% or more of the Plan's net assets.

                                                                    December 31,
                                                              1999               1998
                                                           ----------         ----------

        Tasty Baking Company common stock,
        532,872 and 539,307 shares, respectively           $4,496,389*        $8,192,003*

        Capital Preservation Fund, LaSalle National
        Trust, N.A., Collective Investment Trust            9,203,508          8,987,625

        S&P 500 Basic Index Fund, Dreyfus Service
        Corporation                                         2,496,206                 --

        Premier Balanced Fund, Dreyfus Service
        Corporation                                         1,502,154                 --

        Disciplined Stock Fund, Dreyfus Service
        Corporation                                         5,035,131          4,264,996

        Emerging Leaders Fund, Dreyfus Service
        Corporation                                         1,703,827                 --

        S&P 500 Index Fund, Dreyfus Service
        Corporation                                                --          1,879,003

        * Non-participant directed employer matching account totals $4,281,820 and $7,807,235 as of December 31, 1999 and 1998, respectively.

     During 1999, 1998 and 1997, the Plan's investments(including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value as follows:


                                            1999                1998                1997
                                        -----------         -----------         -----------
     Mutual Funds                       $  (103,155)        $ 1,036,832         $   693,361

     Common Stock                        (3,905,362)         (2,568,657)          4,744,598
                                        -----------         -----------         -----------

     Appreciation/(Depreciation)        $(4,008,517)        $(1,531,825)        $ 5,437,959
                                        ===========         ===========         ===========

5.   Nonparticipant-Directed Investments
     -----------------------------------

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                            December 31,
                                                       1999              1998
                                                    ----------        ----------

     Net Assets:
        Tasty Baking Company common stock           $4,281,820        $7,807,235

        PrimeSource Corporation common stock           561,814           881,746
                                                    ----------        ----------

                                                    $4,843,634        $8,688,981
                                                    ==========        ==========


                                                             Years Ended December 31,
                                                  1999                1998                1997
                                              -----------         -----------         -----------

     Changes in Net Assets:
        Employer contributions                $   340,312         $   363,287         $   355,206

        Dividends                                 268,346             267,420             258,903

        Distributions to participants            (579,030)           (757,103)           (678,742)

        Net appreciation(depreciation)
         of investments                        (3,874,975)         (2,420,199)          4,458,619
                                              -----------         -----------         -----------

                                              $(3,845,347)        $(2,546,595)        $ 4,393,986
                                              ===========         ===========         ===========

6.   Federal Income Taxes:
     ---------------------

     The United States Treasury Department determined on November 12, 1996 that the Plan, as amended and restated in effect from January 1, 1995, a non-standardized prototype profit sharing plan and trust sponsored by Dreyfus Corporation, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

     On the basis of the present laws and regulations, a participant is not subject to income taxes on contributions made by the Company or on any earnings credited to his account prior to distribution by the Trustee. If a participant, prior to termination of employment or attaining age 59 1/2, withdraws earnings on his savings, or if he withdraws stock purchased with contributions made by his employer, the amount of earnings on his savings and the then current market value of such stock and earnings thereon are taxable as ordinary income. In general, a lump sum distribution within one taxable year, upon attaining age 59 1/2 or termination of employment, will be ordinary income. Employees who have attained age 50 before 1986 and who receive a lump sum distribution can elect a 10-year averaging method on the entire distribution, or they can elect capital gains treatment on the portion of the distribution allocable to pre-1974 participation in the Plan.

     The unrealized appreciation in value of the Company's stock which is distributed as part of a lump sum distribution is not taxable at the time of the distribution, although an employee may elect out of this deferred treatment. The unrealized appreciation in value of the Company's stock is subject to tax when such securities are disposed of by the participants. A lump sum distribution received by an individual because of separation from service will not be subject to tax if property and cash received in excess of the individual's after-tax contributions to the Plan are transferred to a qualified individual retirement account or annuity, or a qualified employee's trust or annuity plan within 60 days of the distribution.

                    SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR

              INVESTMENT PURPOSES AT DECEMBER 31, 1999 PURSUANT TO

             SCHEDULE H, SECTION IV, ITEM 4i IN ANNUAL RETURN/REPORT

                       OF EMPLOYEE BENEFIT PLAN FORM 5500


                                                                                                          E.I.N. 23-1145880/PN 002
                                                                                                   Schedule H, Section IV, Item 4i
                                              TASTY BAKING COMPANY 401(k) THRIFT PLAN
                                          Assets Held for Investment Purposes at Year End
                                                         December 31, 1999

                                               c.      Description of Investment
                                                        Including Maturity Date
b.      Identity of Issue, Borrower,                 Rate of Interest, Collateral,                                   Current
           Lessor or Similar Party                       Par of Maturity Value         d.        Cost         e.       Value
   -------------------------------------          ----------------------------------      -----------------    ------------------

   *Tasty Baking Company                          Common Stock                                 $ 5,077,924           $ 4,496,389
   PrimeSource Corporation                        Common Stock                                     999,443               599,739
   *Segregated Stock Fund                         Common Stock                                       9,902                 8,767
                                                                                               -----------           -----------

                                                     Subtotal - Common Stock                     6,087,269             5,104,895
                                                                                               -----------           -----------

   Capital Preservation Fund, LaSalle             Collective Investment Fund                     9,203,508             9,203,508
                                                                                               -----------           -----------
        National Trust, N.A.

   *Dreyfus 100% U. S. Treasury
       Intermediate Term Fund                     Mutual Fund                                      730,122               675,073

   *Dreyfus S&P 500 Basic Index Fund              Mutual Fund                                    2,366,860             2,496,206

   *Dreyfus Premier Balanced Fund                 Mutual Fund                                    1,512,832             1,502,154

   *Dreyfus Disciplined Stock Fund                Mutual Fund                                    3,178,043             5,035,131

   *Dreyfus Emerging Leaders Fund                 Mutual Fund                                    1,457,199             1,703,827

   *Dreyfus Premier Midcap Fund                   Mutual Fund                                       18,263                19,124

   *Dreyfus International Value Fund              Mutual Fund                                       55,698                58,641
                                                                                               -----------           -----------

                                                    Subtotal - Mutual Funds                      9,319,017            11,490,156
                                                                                               -----------           -----------

   Loans to Participants                          8.75% - 10.00%                                        --             1,432,506
                                                                                               -----------           -----------


                                                  Total                                       $ 24,609,794          $ 27,231,065
                                                                                              ============          ============

*Party-In-Interest

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                        TASTY BAKING COMPANY 401 (K) THRIFT PLAN




                                        BY            /s/ Carl S. Watts
                                           -------------------------------------
                                                    Carl S. Watts for the
                                                   Administrative Committee





Date: June 27, 2000